Tradeweb LLC
Statement of Financial Condition
December 31, 2015 (in thousands)

Assets		
Cash	$	46,570
Accounts receivable, net of allowance		16,331
Receivable from affiliate		38
Other assets		427
Total assets	$	63,366
Liabilities and Member's Capital		
Deferred revenue	$	155
Accounts payable and accrued expenses		2,397
Accrued compensation		13,942
Payable to affiliates		6,665
Total liabilities		23,159
Member's capital		40,207
Total liabilities and member's capital	$	63,366

The accompanying notes are an integral part of this financial statement.